ABITIBI-CONSOLIDATED INC.

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1	Name and Address of Company
Abitibi-Consolidated Inc. 1155 Metcalfe Street, suite 800 Montréal, Québec H3B 5H2
Item2	Date of Material Change
Effective January 1, 2007
Item3	News release
A press release was disseminated by CNW Telbec, on October 24, 2006 from Montréal, Québec.
Item 4	Summary of Material Change
Abitibi-Consolidated Inc. announced Richard Drouin retires as Chair and Director, effective January 1, 2007. Jacques Bougie assumes role of Chair, effective January 1, 2007
Item 5	Full Description of Material Change

On October 24, 2006, the Company’s Board of Directors announced the retirement of Board Chair Richard Drouin, effective January 1, 2007. Jacques Bougie, a member of the Company Board since 2004, will assume the responsibility of Chair.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7	Omitted Information
None.
Item 8	Executive Officer

For further information, please contact Seth Kursman, Vice-President, Communications and Government Affairs at (514) 394-2398 or Francesco Alessi, Vice-President, Investor Relations and Taxation at (514) 394-2341 .

Item 9	Date of Report
October 25, 2006